UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13-d2(a)

(Amendment No. 2)*

EXCO RESOURCES, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
269279402
(CUSIP Number)
Todd E. Molz Managing Director and General Counsel Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071 (213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
JULY 18, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269279402	Page 2 of 42 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: OCM Principal Opportunities Fund IV Delaware, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 15,789,473 SHARED VOTING POWER None SOLE DISPOSITIVE POWER 15,789,473 SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,789,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 269279402	Page 3 of 42 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: OCM Principal Opportunities Fund IV Delaware GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 15,789,473 (1) SHARED VOTING POWER None SOLE DISPOSITIVE POWER 15,789,473 (1) SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,789,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON* CO

(1)	Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV Delaware, L.P.

CUSIP No. 269279402	Page 4 of 42 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: OCM Principal Opportunities Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 15,789,473 (1) SHARED VOTING POWER 37,500 (1) SOLE DISPOSITIVE POWER 15,789,473 (1) SHARED DISPOSITIVE POWER 37,500 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,826,973 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON* PN

(1)	Solely in its capacity as the sole shareholder of OCM Principal Opportunities Fund IV Delaware GP Inc.

CUSIP No. 269279402	Page 5 of 42 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: OCM Principal Opportunities Fund IV GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 15,789,473 (1) SHARED VOTING POWER 37,500 (1) SOLE DISPOSITIVE POWER 15,789,473 (1) SHARED DISPOSITIVE POWER 37,500 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,826,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON* PN

(1)	Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV, L.P.

CUSIP No. 269279402	Page 6 of 42 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: OCM Principal Opportunities Fund IV GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 15,789,473 (1) SHARED VOTING POWER 37,500 (1) SOLE DISPOSITIVE POWER 15,789,473 (1) SHARED DISPOSITIVE POWER 37,500 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,826,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON* OO

(1)	Solely in its capacity as the general partner of OCM Principal Opportunities Fund GP, L.P.

CUSIP No. 269279402	Page 7 of 42 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: OCM Principal Opportunities Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 3,142,400 SHARED VOTING POWER 37,500 SOLE DISPOSITIVE POWER 3,142,400 SHARED DISPOSITIVE POWER 37,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,179,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 269279402	Page 8 of 42 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: OCM Principal Opportunities Fund IIIA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 57,600 SHARED VOTING POWER 37,500 SOLE DISPOSITIVE POWER 57,600 SHARED DISPOSITIVE POWER 37,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 269279402	Page 9 of 42 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: OCM Principal Opportunities Fund III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 3,200,000 (1) SHARED VOTING POWER 37,500 (1) SOLE DISPOSITIVE POWER 3,200,000 (1) SHARED DISPOSITIVE POWER 37,500 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,237,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON* PN

(1)	Solely in its capacity as general partner of OCM Principal Opportunities Fund III, L.P. and OCM Principal Opportunities Fund IIIA, L.P.

CUSIP No. 269279402	Page 10 of 42 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 19,026,973 (1) SHARED VOTING POWER None SOLE DISPOSITIVE POWER 19,026,973 (1) SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,026,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON* PN

(1)	Solely in its capacity as the sole shareholder of OCM Principal Opportunities Fund IV GP Ltd. and general partner of OCM Principal Opportunities Fund III GP, LLC

CUSIP No. 269279402	Page 11 of 42 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Oaktree Capital, I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 19,026,973 (1) SHARED VOTING POWER None SOLE DISPOSITIVE POWER 19,026,973 (1) SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,026,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON* PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 269279402	Page 12 of 42 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 19,026,973 (1) SHARED VOTING POWER None SOLE DISPOSITIVE POWER 19,026,973 (1) SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,026,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON* OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 269279402	Page 13 of 42 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 19,026,973 (1) SHARED VOTING POWER None SOLE DISPOSITIVE POWER 19,026,973 (1) SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,026,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON* OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 269279402	Page 14 of 42 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: OCM EXCO Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 15,789,473 SHARED VOTING POWER None SOLE DISPOSITIVE POWER 15,789,473 SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,789,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 269279402	Page 15 of 42 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Oaktree Capital Management, L.P. (formerly Oaktree Capital Managmeent, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 15,789,473 (1) SHARED VOTING POWER None SOLE DISPOSITIVE POWER 15,789,473 (1) SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,789,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON* IA, OO

(1)	Solely in its capacity as manager of OCM EXCO Holdings, LLC.

CUSIP No. 269279402	Page 16 of 42 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 15,789,473 (1) SHARED VOTING POWER None SOLE DISPOSITIVE POWER 15,789,473 (1) SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,789,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON* CO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 269279402	Page 17 of 42 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 34,816,446 (1) SHARED VOTING POWER None SOLE DISPOSITIVE POWER 34,816,446 (1) SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,816,446
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON* OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC and sole shareholder of Oaktree Holdings, Inc.

CUSIP No. 269279402	Page 18 of 42 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Oaktree Capital Group Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 34,816,446 (1) SHARED VOTING POWER None SOLE DISPOSITIVE POWER 34,816,446 (1) SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,816,446
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON* PN

(1)	Solely in its capacity as the holder of the majority of voting units of Oaktree Capital Group, LLC.

CUSIP No. 269279402	Page 19 of 42 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 34,816,446 (1) SHARED VOTING POWER None SOLE DISPOSITIVE POWER 34,816,446 (1) SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,816,446
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON* OO

(1)	Solely in its capacity as the general partner of Oaktree Capital Group Holdings, L.P.

CUSIP No. 269279402	Page 20 of 42 Pages

SCHEDULE 13D

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed on April 9, 2007, filed jointly by Oaktree Capital Management, LLC, a California limited liability company (n/k/a Oaktree Capital Management, L.P., a Delaware limited partnership) (“Oaktree LP”), OCM Principal Opportunities Fund III GP, L.P., a Delaware limited partnership (“Fund III GP”), OCM Principal Opportunities Fund III, L.P., a Delaware limited partnership (“Fund III”), OCM Principal Opportunities Fund IIIA, L.P., a Delaware limited partnership (“Fund IIIA”), OCM Principal Opportunities Fund IV GP Ltd., a Cayman Islands company (“Fund IV GP Ltd.”), OCM Principal Opportunities Fund IV GP, L.P., a Cayman Islands limited partnership (“Fund IV GP”), OCM Principal Opportunities Fund IV, L.P., a Cayman Islands limited partnership (“Fund IV”), and OCM EXCO Holdings, LLC, a Delaware limited liability company (“OCM EXCO” and, together with Oaktree LP, Fund III GP, Fund III, Fund IIIA, Fund IV GP Ltd., Fund IV GP and Fund IV, the “Initial Reporting Persons” ), as amended by Amendment No. 1 filed on August 30, 2007 (as so amended, the “Schedule 13D”), filed jointly by the Initial Reporting Persons, OCM Principal Opportunities Fund IV Delaware, L.P., a Delaware limited partnership (“Fund IV Delaware”), OCM Principal Opportunities Fund IV Delaware GP Inc., a Delaware corporation (“Fund IV Delaware GP”), Oaktree Holdings, Inc., a Delaware corporation (“Holdings Inc.”), Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), Oaktree Capital Group Holdings, L.P., a Delaware limited partnership (“OCGH”), and Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP” and, together with the Initial Reporting Persons, Fund IV Delaware, Fund IV Delaware GP, Holdings Inc., GP I, Capital I, Holdings I, Holdings, OCG and OCGH, the “Reporting Persons”). This Amendment No. 2 is being jointly filed by the Reporting Persons.

Capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the respective meanings given in the Schedule 13D. The filing of this Amendment No. 2 shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in the Schedule 13D or that this Amendment No. 2 is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 2.	Identity and Background

Sections (a)(8), (C)(8) and f(*) of Item 2 are hereby amended and restated as follows:

(a) (c) & (f)

(8) OCM Principal Opportunities Fund III GP, L.P., a Delaware limited partnership ("Fund III GP"), whose principal business is to serve as, and perform the functions of, the general partner of Fund III and Fund IIIA.  Fund III GP was converted from a limited liability company to a limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by the addition of the following:

CUSIP No. 269279402	Page 21 of 42 Pages

SCHEDULE 13D

On July 16, 2008, the Issuer announced its decision to convert all outstanding shares of its Convertible Preferred Stock and Hybrid Preferred Stock into Common Stock effective July 18, 2008 (the “Conversion Date”), pursuant to the mandatory conversion procedures set forth in the Statements of Designation governing the Convertible Preferred Stock and the Hybrid Preferred Stock. According to the announcement, at the close of business on the Conversion Date, approximately 526.3 shares of Common Stock were to be issued upon conversion of each share of Convertible Preferred Stock and Hybrid Preferred Stock, plus cash in lieu of any fractional shares. The Issuer announced that it will pay accrued dividends to each holder in cash for the 33-day period from June 16, 2008, through and including the Conversion Date.

In addition, B. James Ford, a Managing Director of Oaktree LP, was elected to serve on the Issuer’s board of directors, effective immediately, by the holders of the Convertible Preferred Stock on December 1, 2007. In connection with the board of directors election and pursuant to the Issuer’s director stock plan, Mr. Ford was granted 50,000 Stock Options that vest in four equal annual installments, with the first installment vesting on December 1, 2007. Mr. Ford holds the Stock Options for the benefit of certain Oaktree Funds, including Fund III, Fund IIIA and Fund IV. Pursuant to the policies of Oaktree LP, Mr. Ford must hold the Stock Options on behalf of and for the sole benefit of such Oaktree Funds and has assigned all economic, pecuniary, and voting rights to such Oaktree Funds.

On March 31, 2007, Vincent Cebula, then a Managing Director of Oaktree LP, was granted 50,000 Stock Options that vest in four equal annual installment, with the first installment vesting on March 31, 2007. Mr. Cebula held the Stock Options for the benefit of certain Oaktree Funds. Pursuant to the policies of Oaktree LP, Mr. Cebula held the Stock Options on behalf of and for the sole benefit of such Oaktree Funds and had assigned all economic, pecuniary, and voting rights to such Oaktree Funds. In connection with the termination of Mr. Cebula’s employment with Oaktree, effective as of November 1, 2007, Mr. Cebula only holds 12,500 vested Stock Options for the benefit certain Oaktree Funds and Mr. Cebula now retains all economic, pecuniary and voting rights in the remaining 37,500 Stock Options.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The shares of Common Stock described herein were acquired for investment purposes and for the purposes described below. The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of Common Stock will be acquired by Fund III, Fund IIIA, Fund IV Delaware, OCM EXCO or by other affiliated investment funds and accounts or whether Fund III, Fund IIIA, Fund IV Delaware, OCM EXCO or any such other affiliated investment funds and accounts will dispose of shares of the Common Stock. At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Other than as described in the Schedule 13D and this Amendment No. 2, none of the Reporting Persons or, to their best knowledge, any Covered Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

CUSIP No. 269279402	Page 22 of 42 Pages

SCHEDULE 13D

In connection with the Stock Purchase Agreement, the Issuer entered into a letter agreement, dated March 28, 2007 (the “Director Nomination Letter Agreement”), with Fund IV and OCM EXCO pursuant to which the Issuer agreed to cause an individual designated by Fund IV or any other Oaktree Fund to be nominated to serve on the Issuer’s board of directors following such time as (i) the Oaktree Funds cease to have the right to elect a director to serve on the Issuer’s board of directors pursuant to the Statement of Designation of the Series B Convertible Preferred Stock and (ii) less than 25% of the shares of Convertible Preferred Stock and Hybrid Preferred Stock originally issued on March 30, 2007 remain outstanding, and for so long as the Oaktree Funds own at least 10,000,000 shares of the Common Stock (including Common Stock issuable upon conversion or exchange of convertible securities), subject to adjustment to reflect stock dividends, stock splits, stock combinations and other similar events occurring after the date of the Director Nomination Letter Agreement.

References to and descriptions of the agreements and transactions as set forth in this Item 4 may not be complete and are qualified in their entirety by reference to the Stock Purchase Agreement, the Statements of Designation and the Director Nomination Letter Agreement which are attached as Exhibits 2 through 6, and are each incorporated in their entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b)

The information contained on the cover pages of this Amendment No. 2 is incorporated herein by reference.

All calculations of percentage ownership in this Amendment No. 2 are based on a total of 210,455,482 shares of Common Stock outstanding, which is the sum of (a) 105,154,824 shares of Common Stock outstanding as of May 5, 2008, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on May 7, 2008, plus (b) 105,263,158 shares of Common Stock issued upon the conversion of the 39,008 shares of Convertible Preferred Stock and 160,992 shares of Hybrid Preferred Stock outstanding as of March 31, 2008, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 7, 2008, on the Conversion Date, plus (c) 37,500 shares of Common Stock issuable upon the exercise of vested Stock Options issued to Rajath Shourie and B. James Ford (both Managing Directors of Oaktree LP), and Vincent Cebula (a former Managing Director of Oaktree LP), the economic, pecuniary and voting rights of which have been assigned to certain Oaktree Funds.

Fund IV Delaware beneficially owned 5,850 shares of Series B Convertible Preferred Stock and 24,150 shares of Series A-1 Hybrid Preferred Stock, which were convertible in the aggregate on the Conversion Date into 15,789,473 shares of Common Stock (approximately 7.5% of the total number of shares of Common Stock outstanding). Fund IV Delaware has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 15,789,473 shares of Common Stock that are being issued to Fund IV Delaware upon the conversion of its Series B Convertible Stock and Series A-1 Hybrid Preferred Stock.

CUSIP No. 269279402	Page 23 of 42 Pages

SCHEDULE 13D

Fund III beneficially owns 3,142,400 shares of Common Stock (approximately 1.5% of the total number of shares of Common Stock outstanding). Fund III has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, 3,142,400 shares of Common Stock.

Fund IIIA beneficially owns 57,600 shares of Common Stock (less than 0.1% of the total number of shares of Common Stock outstanding). Fund IIIA has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of 57,600 shares of Common Stock.

OCM EXCO beneficially owned 5,850 shares of Series B Convertible Preferred Stock and 24,150 shares of Series A-1 Hybrid Preferred Stock, which were convertible in the aggregate on the Conversion Date into 15,789,473 shares of Common Stock (approximately 7.5% of the total number of shares of Common Stock outstanding). OCM EXCO has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 15,789,473 shares of Common Stock that are being issued to OCM EXCO upon the conversion of its Series B Convertible Stock and Series A-1 Hybrid Preferred Stock.

Certain Oaktree Funds, including Fund III, Fund IIIA and Fund IV, beneficially own the vested Stock Options that are exercisable on the date of this Amendment No. 2 into 37,500 shares of Common Stock and each have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such 37,500 shares of Common Stock.

Fund IV Delaware GP, in its capacity as the general partner of Fund IV Delaware, has the ability to direct the management of Fund IV Delaware’s business, including the power to vote and dispose of securities held by Fund IV Delaware; therefore, Fund IV Delaware GP may be deemed to beneficially own 15,789,473 shares of Common Stock (approximately 7.5% of the total number of shares of Common Stock outstanding) that are being issued to Fund IV Delaware upon the conversion of its Series B Convertible Stock and Series A-1 Hybrid Preferred Stock.

Fund IV, in its capacity as the sole shareholder of Fund IV Delaware GP, has the ability to appoint and remove directors of Fund IV Delaware GP and, as such, may indirectly control the decisions of Fund IV Delaware GP regarding the vote and disposition of securities held by Fund IV Delaware; therefore, Fund IV may be deemed to have indirect beneficial ownership of 15,826,973 shares of Common Stock (approximately 7.5% of the total number of shares of Common Stock outstanding), consisting of (i) 15,789,473 shares of Common Stock that are being issued to Fund IV Delaware upon the conversion of its Series B Convertible Stock and Series A-1 Hybrid Preferred Stock and (ii) 37,500 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

Fund IV GP, in its capacity as the general partner of Fund IV, has the ability to direct the management of Fund IV’s business, including the power to direct the decisions of Fund IV to vote and dispose of securities held by Fund IV Delaware; therefore, Fund IV GP may be deemed to have indirect beneficial ownership of 15,826,973 shares of Common Stock (approximately 7.5% of the total number of shares of Common Stock outstanding), consisting of (i) 15,789,473 shares of Common Stock that are being issued to Fund IV Delaware upon the conversion of its Series B Convertible Stock and Series A-1 Hybrid Preferred Stock and (ii) 37,500 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

CUSIP No. 269279402	Page 24 of 42 Pages

SCHEDULE 13D

Fund IV GP Ltd., in its capacity as the general partner of Fund IV GP, has the ability to direct the management of Fund IV GP’s business, including the power to direct the decisions of Fund IV GP to vote and dispose of securities held by Fund IV Delaware; therefore, Fund IV GP Ltd. may be deemed to have indirect beneficial ownership of 15,826,973 shares of Common Stock (approximately 7.5% of the total number of shares of Common Stock outstanding), consisting of (i) 15,789,473 shares of Common Stock that are being issued to Fund IV Delaware upon the conversion of its Series B Convertible Stock and Series A-1 Hybrid Preferred Stock and (ii) 37,500 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

Fund III GP, in its capacity as the general partner of Fund III and Fund IIIA, has the ability to direct the managements of Fund III’s and Fund IIIA’s business, including the power to vote and dispose of securities held by Fund III and Fund IIIA; therefore, Fund III GP may be deemed to beneficially own 3,237,500 shares of Common Stock (approximately 1.5% of the total number of shares of Common Stock outstanding), consisting of (i) 3,200,000 shares of Common Stock held by Fund III and Fund IIIA and (ii) 37,500 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

GP I, in its capacity as (i) the sole shareholder of Fund IV GP Ltd., has the ability to appoint and remove directors of Fund IV GP Ltd. and, as such, may indirectly control the decisions of Fund IV GP Ltd. regarding the vote and disposition of securities held by Fund IV Delaware and (ii) in its capacity as the general partner of Fund III GP, has the ability to direct the management of Fund III GP’s business, including the power to direct the decisions of Fund III GP regarding the vote and disposition of securities held by Fund III and Fund IIIA; therefore, GP I may be deemed to have indirect beneficial ownership of 19,026,973 shares of Common Stock (approximately 9.0% of the total number of shares of Common Stock outstanding), consisting of (a) 15,789,473 shares of Common Stock that are being issued to Fund IV Delaware upon the conversion of its Series B Convertible Stock and Series A-1 Hybrid Preferred Stock, (b) 3,200,000 shares of Common Stock held by Fund III and Fund IIIA and (c) 37,500 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by Fund IV Delaware, Fund III and Fund IIIA; therefore, Capital I may be deemed to have indirect beneficial ownership of 19,026,973 shares of Common Stock (approximately 9.0% of the total number of shares of Common Stock outstanding), consisting of (i) 15,789,473 shares of Common Stock that are being issued to Fund IV Delaware upon the conversion of its Series B Convertible Stock and Series A-1 Hybrid Preferred Stock, (ii) 3,200,000 shares of Common Stock held by Fund III and Fund IIIA and (iii) 37,500 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by Fund IV Delaware, Fund III and Fund IIIA; therefore, Holdings I may be deemed to have indirect beneficial ownership of 19,026,973

CUSIP No. 269279402	Page 25 of 42 Pages

SCHEDULE 13D

shares of Common Stock (approximately 9.0% of the total number of shares of Common Stock outstanding), consisting of (i) 15,789,473 shares of Common Stock that are being issued to Fund IV Delaware upon the conversion of its Series B Convertible Stock and Series A-1 Hybrid Preferred Stock, (ii) 3,200,000 shares of Common Stock held by Fund III and Fund IIIA and (iii) 37,500 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by Fund IV Delaware , Fund III and Fund IIIA; therefore, Holdings may be deemed to have indirect beneficial ownership of the 19,026,973 shares of Common Stock (approximately 9.0% of the total number of shares of Common Stock outstanding), consisting of (i) 15,789,473 shares of Common Stock that are being issued to Fund IV Delaware upon the conversion of its Series B Convertible Stock and Series A-1 Hybrid Preferred Stock (ii) 3,200,000 shares of Common Stock held by Fund III and Fund IIIA and (iii) 37,500 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

Oaktree LP, in its capacity as the manager of OCM EXCO, has the ability to, has the ability to direct the management of OCM EXCO’s business, including the power to vote and dispose securities held by OCM EXCO; therefore, Oaktree LP may be deemed to have indirect beneficial ownership of 15,789,473 shares of Common Stock (approximately 7.5% of the total number of shares of Common Stock outstanding) that are being issued to OCM EXCO upon the conversion of their Series B Convertible Stock and Series A-1 Hybrid Preferred Stock.

Holdings, Inc., in its capacity as general partner of Oaktree LP, has the ability to direct the management of Oaktree LP’s business, including the power to vote and dispose of securities held by OCM EXCO; therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of 15,789,473 shares of Common Stock (approximately 7.5% of the total number of shares of Common Stock outstanding) that are being issued to OCM EXCO upon the conversion of their Series B Convertible Stock and Series A-1 Hybrid Preferred Stock.

OCG, in its capacity as (i) the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by Fund IV Delaware, Fund III and Fund IIIA and (ii) the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the vote and disposition of securities held by OCM EXCO; therefore, OCG may be deemed to have indirect beneficial ownership of 34,816,446 shares of Common Stock (approximately 16.5% of the total number of shares of Common Stock outstanding), consisting of (i) 3,200,000 shares of Common Stock held by Fund III and Fund IIIA, (ii) 31,578,946 shares of the Common Stock that are being issued to Fund IV Delaware and OCM EXCO upon the conversion of their Series B Convertible Stock and Series A-1 Hybrid Preferred Stock and (iii) 37,500 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

CUSIP No. 269279402	Page 26 of 42 Pages

SCHEDULE 13D

OCGH, in its capacity as the majority holder of the voting units of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by Fund III, Fund IIIA and Fund IV Delaware and OCM EXCO; therefore, OCGH may be deemed to have indirect beneficial ownership of 34,816,446 shares of Common Stock (approximately 16.5% of the total number of shares of Common Stock outstanding), consisting of (i) 3,200,000 shares of Common Stock held by Fund III and Fund IIIA, (ii) 31,578,946 shares of the Common Stock that are being issued to Fund IV Delaware and OCM EXCO upon the conversion of their Series B Convertible Stock and Series A-1 Hybrid Preferred Stock and (iii) 37,500 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

OCGH GP, in its capacity as the managing member of OCGH, has the ability to direct the management of OCGH’s business, including the power to direct the decisions of OCGH regarding the vote and disposition of securities held by Fund III, Fund IIIA and Fund IV Delaware and OCM EXCO; therefore, OCGH GP may be deemed to have indirect beneficial ownership of 34,816,446 shares of Common Stock (approximately 16.5% of the total number of shares of Common Stock outstanding), consisting of (i) 3,200,000 shares of Common Stock held by Fund III and Fund IIIA, (ii) 31,578,946 shares of the Common Stock being issued to Fund IV Delaware and OCM EXCO upon the conversion of their Series B Convertible Stock and Series A-1 Hybrid Preferred Stock and (iii) 37,500 shares of Common Stock issuable upon the exercise of the vested Stock Options beneficially owned by certain Oaktree Funds.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Amendment No. 2 nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than Fund IV Delaware, Fund III, Fund IIIA and OCM EXCO, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than Fund IV Delaware, Fund III, Fund IIIA and OCM EXCO.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Persons’ status as a manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c) See Item 3 above.

(d) Not applicable

(e) Not applicable.

Item 7.	Material to be filed as Exhibits

The following are filed herewith as Exhibits to this Amendment No. 2:

Exhibit 1-	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP	Page 27 of 42 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 22, 2008

OCM PRINCIPAL OPPORTUNITIES FUND IV DELAWARE, L.P.
By:	OCM Principal Opportunities Fund IV Delaware GP Inc.,
Its:	General Partner
By:	/s/ Richard Goldstein
Name: Richard Goldstein Title: Authorized Signatory
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND IV DELAWARE GP INC.
By:	/s/ Richard Goldstein
Name: Richard Goldstein Title: Authorized Signatory
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Authorized Signatory

CUSIP No. 269279402	Page 28 of 42 Pages

SCHEDULE 13D

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.
By:	OCM Principal Opportunities Fund IV GP, L.P.,
Its:	General Partner
By:	OCM Principal Opportunities Fund IV GP, Ltd.,
Its:	General Partner
By:	OCM Capital Management, L.P.,
Its:	Director
By:	/s/ Richard Goldstein
Name: Richard Goldstein Title: Managing Director
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Senior Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.
By:	OCM Principal Opportunities Fund IV GP, Ltd.,
Its:	General Partner
By:	OCM Capital Management, L.P.,
Its:	Director
By:	/s/ Richard Goldstein
Name: Richard Goldstein Title: Managing Director
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Senior Vice President

CUSIP No. 269279402	Page 29 of 42 Pages

SCHEDULE 13D

OCM PRINCIPAL OPPORTUNITIES FUND IV GP, LTD.
By:	Oaktree Capital Managmeent, L.P.,
Its:	Director
By:	/s/ Richard Goldstein
Name: Richard Goldstein Title: Managing Director
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Senior Vice President, Legal

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.
By:	OCM Principal Opportunities Fund III GP, L.P.,
Its:	General Partner
By:	Oaktree Fund GP I, L.P.,
Its:	General Partner
By:	/s/ Richard Goldstein
Name: Richard Goldstein Title: Authorized Signatory
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Authorized Signatory

CUSIP No. 269279402	Page 30 of 42 Pages

SCHEDULE 13D

OCM PRINCIPAL OPPORTUNITIES FUND IIIA, L.P.
By:	OCM Principal Opportunities Fund III GP, L.P.,
Its:	General Partner
By:	Oaktree Fund GP, I, L.P.
Its:	General Partner
By:	/s/ Richard Goldstein
Name: Richard Goldstein Title: Authorized Signatory
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND III GP, L.P.
By:	Oaktree Fund GP, I, L.P.
Its:	General Partner
By:	/s/ Richard Goldstein
Name: Richard Goldstein Title: Authorized Signatory
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Authorized Signatory

CUSIP No. 269279402	Page 31 of 42 Pages

SCHEDULE 13D

OAKTREE FUND GP I, L.P.
By:	/s/ Richard Goldstein
Name: Richard Goldstein Title: Authorized Signatory
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.
By:	OCM Holdings, I, LLC
Its:	General Partner
By:	/s/ Todd Molz
Name: Todd Molz Title: Vice President and Secretary
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Vice President and Assistant Secretary

OCM HOLDINGS I, LLC
By:	/s/ Todd Molz
Name: Todd Molz Title: Vice President and Secretary
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Vice President and Assistant Secretary

CUSIP No. 269279402	Page 32 of 42 Pages

SCHEDULE 13D

OAKTREE HOLDINGS, LLC
By:	Oaktree Capital Group, LLC
Its:	Managing Member
By:	/s/ Todd Molz
Name: Todd Molz Title: Vice President and Secretary
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Vice President and Assistant Secretary

OCM EXCO HOLDINGS, LLC
By:	Oaktree Capital Management, L.P.
Its:	Manager
By:	/s/ Rajath Shourie
Name: Rajath Shourie Title: Managing Director
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Senior Vice President, Legal

OAKTREE CAPITAL MANAGEMENT, L.P.
By:	/s/ Rajath Shourie
Name: Rajath Shourie Title: Managing Director
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Senior Vice President, Legal

CUSIP No. 269279402	Page 33 of 42 Pages

SCHEDULE 13D

OAKTREE HOLDINGS, INC.
By:	/s/ Todd Molz
Name: Todd Molz Title: Sole Director, Vice President and Secretary
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP, LLC
By:	/s/ Todd Molz
Name: Todd Molz Title: Sole Director, Vice President and Secretary
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP HOLDINGS, L.P.
By:	Oaktree Capital Group Holdings GP, LLC
Its:	General Partner
By:	/s/ Todd Molz
Name: Todd Molz Title: Managing Director and General Counsel
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Senior Vice President

CUSIP No. 269279402	Page 34 of 42 Pages

SCHEDULE 13D

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC
By:	/s/ Todd Molz
Name: Todd Molz Title: Managing Director and General Counsel
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Senior Vice President

CUSIP No. 269279402	Page 35 of 42 Pages

SCHEDULE 13D

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Amendment No. 2 is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D (including this Amendment No. 2) shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of July 22, 2008.

OCM PRINCIPAL OPPORTUNITIES FUND IV DELAWARE, L.P.
By:	OCM Principal Opportunities Fund IV Delaware GP Inc.
Its:	General Partner
By:	/s/ Richard Goldstein
Name: Richard Goldstein Title: Authorized Signatory
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND IV DELAWARE GP INC.
By:	/s/ Richard Goldstein
Name: Richard Goldstein Title: Authorized Signatory
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Authorized Signatory

CUSIP No. 269279402	Page 36 of 42 Pages

SCHEDULE 13D

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.
By:	OCM Principal Opportunities Fund IV GP, L.P.,
Its:	General Partner
By:	OCM Principal Opportunities Fund IV GP, Ltd.,
Its:	General Partner
By:	OCM Capital Management, L.P.,
Its:	Director
By:	/s/ Richard Goldstein
Name: Richard Goldstein Title: Managing Director
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Senior Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.
By:	OCM Principal Opportunities Fund IV GP, Ltd.,
Its:	General Partner
By:	OCM Capital Management, L.P.,
Its:	Director
By:	/s/ Richard Goldstein
Name: Richard Goldstein Title: Managing Director
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Senior Vice President

CUSIP No. 269279402	Page 37 of 42 Pages

SCHEDULE 13D

OCM PRINCIPAL OPPORTUNITIES FUND IV GP, LTD.
By:	Oaktree Capital Managmeent, L.P.,
Its:	Director
By:	/s/ Richard Goldstein
Name: Richard Goldstein Title: Managing Director
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Senior Vice President, Legal

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.
By:	OCM Principal Opportunities Fund III GP, L.P.,
Its:	General Partner
By:	Oaktree Fund GP I, L.P.,
Its:	General Partner
By:	/s/ Richard Goldstein
Name: Richard Goldstein Title: Authorized Signatory
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Authorized Signatory

CUSIP No. 269279402	Page 38 of 42 Pages

SCHEDULE 13D

OCM PRINCIPAL OPPORTUNITIES FUND IIIA, L.P.
By:	OCM Principal Opportunities Fund III GP, L.P.,
Its:	General Partner
By:	Oaktree Fund GP, I, L.P.
Its:	General Partner
By:	/s/ Richard Goldstein
Name: Richard Goldstein Title: Authorized Signatory
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND III GP, L.P.
By:	Oaktree Fund GP, I, L.P.,
Its:	General Partner
By:	/s/ Richard Goldstein
Name: Richard Goldstein Title: Authorized Signatory
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Authorized Signatory

CUSIP No. 269279402	Page 39 of 42 Pages

SCHEDULE 13D

OAKTREE FUND GP I, L.P.
By:	/s/ Richard Goldstein
Name: Richard Goldstein Title: Authorized Signatory
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.
By:	OCM Holdings, I, LLC
Its:	General Partner
By:	/s/ Todd Molz
Name: Todd Molz Title: Vice President and Secretary
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Vice President and Assistant Secretary

OCM HOLDINGS I, LLC
By:	/s/ Todd Molz
Name: Todd Molz Title: Vice President and Secretary
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Vice President and Assistant Secretary

CUSIP No. 269279402	Page 40 of 42 Pages

SCHEDULE 13D

OAKTREE HOLDINGS, LLC
By:	Oaktree Capital Group, LLC
Its:	Managing Member
By:	/s/ Todd Molz
Name: Todd Molz Title: Vice President and Secretary
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Vice President and Assistant Secretary

OCM EXCO HOLDINGS, LLC
By:	Oaktree Capital Management, L.P.
Its:	Manager
By:	/s/ Rajath Shourie
Name: Rajath Shourie Title: Managing Director
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Senior Vice President, Legal

OAKTREE CAPITAL MANAGEMENT, L.P.
By:	/s/ Rajath Shourie
Name: Rajath Shourie Title: Managing Director
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Senior Vice President, Legal

CUSIP No. 269279402	Page 41 of 42 Pages

SCHEDULE 13D

OAKTREE HOLDINGS, INC.
By:	/s/ Todd Molz
Name: Todd Molz Title: Sole Director, Vice President and Secretary
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP, LLC
By:	/s/ Todd Molz
Name: Todd Molz Title: Sole Director, Vice President and Secretary
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP HOLDINGS, L.P.
By:	Oaktree Capital Group Holdings GP, LLC
Its:	General Partner
By:	/s/ Todd Molz
Name: Todd Molz Title: Managing Director and General Counsel
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Senior Vice President

CUSIP No. 269279402	Page 42 of 42 Pages

SCHEDULE 13D

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC
By:	/s/ Todd Molz
Name: Todd Molz Title: Managing Director and General Counsel
By:	/s/ Lisa Arakaki
Name: Lisa Arakaki Title: Senior Vice President